EXHIBIT 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Year Ended December 31,
	2006		2005		2004		2003		2002

Net income	$169,039		$129,903		$127,091		$238,213		$142,202
Fixed charges	81,451		65,263		50,393		44,536		42,424
Adjusted earnings	$250,490		$195,166		$177,484		$282,749		$184,626

Fixed charges and preferred distributions:
Interest on indebtedness and amortization of deferred finance costs	$81,451		$65,263		$50,393		$44,536		$42,424
Preferred distributions	7,656		7,656		9,674		14,780		7,572
Total combined fixed charges and preferred distributions	$89,107		$72,919		$60,067		$59,316		$49,996

Ratio of earnings to combined fixed charges and preferred distributions	2.81	x	2.68	x	2.95	x	4.77	x	3.69	x